Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

新 東 方 教 育 科 技 集 團 *

(continued in the Cayman Islands with limited liability)

(Stock Code: 9901)

VOLUNTARY ANNOUNCEMENT

CANCELLATION OF BOARD MEETING AND EARNINGS RELEASE

This is a voluntary announcement made by New Oriental Education & Technology Group Inc. (“New Oriental” or the “Company”) (NYSE: EDU and SEHK: 9901). The Company refers to its announcements of 19, 23 and 26 July 2021.

The Company hereby announces that in light of the recent regulatory developments, it will cancel the board meeting scheduled for August 2, 2021 (Beijing Time) and the earning release for the fourth quarter of fiscal year 2021, as well as the corresponding earnings conference call and live webcast previously scheduled at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing Time) on Tuesday, August 3, 2021. The Company will provide further updates at an appropriate time in the future.

About New Oriental

New Oriental is the largest provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings consist of K-12 after-school tutoring, test preparation, language training for adults, pre-school education, primary and secondary school education, education materials and distribution, online education, and other services. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK), respectively. New Oriental’s ADSs, each of which represents one common share. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Shareholders and prospective investors are advised to exercise caution when dealing in the shares and other securities of the Company.

Contacts

For investor and media inquiries, please contact:

Ms. Sisi Zhao

New Oriental Education & Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

Ms. Rita Fong/Ms. Charlotte Cheung

FTI Consulting

Tel: +852 3768 4548/+852 3768 4732

Email: rita.fong@fticonsulting.com/charlotte.cheung@fticonsulting.com

By order of the Board
New Oriental Education & Technology Group Inc.
Mr. Michael Minhong Yu
Chairman

Beijing, China, August 1, 2021

As at the date of this announcement, the board of directors of the Company comprises Mr. Michael Minhong Yu, Mr. Chenggang Zhou and Mr. Louis T. Hsieh as directors and Mr. Robin Yanhong Li, Mr. Denny Lee and Mr. John Zhuang Yang as independent directors.

*	for identification purposes only.

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